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                              January 6, 2021

       Alicia Dietzen
       General Counsel
       KnowBe4, Inc.
       33 N. Garden Avenue
       Clearwater, FL 33755

                                                        Re: KnowBe4, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
10, 2020
                                                            CIK No. 0001664998

       Dear Ms. Dietzen:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Confidentially Submitted on December 10, 2020

       Implications of Being an Emerging Growth Company, page 8

   1. Please revise to clarify your election under Section 107(b) of the JOBS Act. If you have elected to opt out of
the extended transition period for complying with new or revised accounting standards
pursuant to Section 107(b), please include a statement that the election is irrevocable
and check the appropriate box on the cover page. Alternatively, if you have elected to
avail yourself of the extended transition period, please clearly indicate as such. Also, provide
a risk factor explaining that this election allows you to delay the adoption of new or
revised accounting standards that have different effective dates for public and private
companies until those standards apply to private companies and as a result your financial
statements may not be comparable to companies that comply with
 Alicia Dietzen
FirstName
KnowBe4, LastNameAlicia Dietzen
           Inc.
Comapany
January    NameKnowBe4, Inc.
        6, 2021
January
Page 2 6, 2021 Page 2
FirstName LastName
         public company effective dates.
Summary Historical Consolidated Financial Data
Non-GAAP Financial Measures, page 14

2. We note your non-GAAP measure, free cash flow margin. Please revise to present the most directly comparable GAAP measure with equal or greater prominence. Further, disclose why management believes the presentation of this non-GAAP measure provides useful information to investors and, to the extent material, a statement disclosing the additional purposes, if any, for which management uses such measure. Refer to Item
         10(e)(1)(i) of Regulation S-K.
Risk Factors
We have identified a material weakness in our financial reporting, page 41

3. We note you have identified a material weakness in your internal control over financial reporting. Please revise to describe how you intend to remediate such weakness. In this regard, include a discussion of what actions management has already taken and what remains to be completed in your remediation plan. Also, if the material weakness has not been fully remediated, revise to disclose how long you estimate it will take to complete your plan and disclose any associated material costs that you have incurred or expect to incur.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Key Factors Affecting Our Performance, page 57

4. Please revise to define how you calculate dollar-based net retention rate and include such amount for each period presented to provide context to this measure. Refer to SEC
         Release No. 33-10751.
Key Business Drivers, page 59

5.       You disclose your key business metrics are the number of customers and annual
         recurring revenue. Tell us whether you considered renewal or retention rates as key metrics in managing your business. In this regard, you state that overall revenue growth depends, in part, on maintaining and expanding the rates at which customers purchase and renew subscriptions to your platform and products. Alternatively, tell us what measures you use to manage customer renewal and retention and include such measures for each period presented. Refer to Section III of Release No. 33-8350.
6. Please discuss the underlying business drivers that contributed to a decrease in the year-
         over-year growth in the number of customers and annual recurring revenue from 2018 to
         2019. To the extent material, describe any known trends or uncertainties that have had, or you expect may reasonably have, a material impact on your operations and if you believe that these trends are indicative of future performance. Refer to Item 303(a)(3) and
         (a)(3)(iii) of Regulation S-K.
 Alicia Dietzen
FirstName
KnowBe4, LastNameAlicia Dietzen
           Inc.
Comapany
January    NameKnowBe4, Inc.
        6, 2021
January
Page 3 6, 2021 Page 3
FirstName LastName
Comparison for the Years Ended December 31, 2018 and 2019, page 63

7. You attribute 39.6% of the year-over-year growth in revenue to new business activity, including new customers. However, it is unclear if such amount also includes new business activity from existing customers. Please revise and clarify your discussion to quantify the amount of revenue growth attributable to new customers versus existing customers. Refer to Section III.D of SEC Release No. 33-6835. Executive Compensation, page 97

8. Please provide the executive compensation information for fiscal year ended December
         31, 2019. See Item 402 of Regulation S-K.
Shares Eligible for Future Sale, page 119

9.       Please disclose the exceptions to the lock-up agreements.
Financial Statements
Note 2. Summary of Significant Accounting Policies
Deferred Commissions, page F-10

10. You state that the non-commensurate portion of commissions paid upon the initial acquisition of a contract are amortized over an estimated period of benefit of six years while the commensurate portion of commissions are amortized over the average contract period. Please explain further to us what the commensurate and non-commensurate portion of commissions paid on the initial acquisition of a contract relate to and revise your disclosures if necessary to clarify.
Revenue Recognition, page F-12

11. Please describe further the nature of your initial subscription revenue (i.e., downloadable content) and tell us how you considered the guidance in Rule 5-03(b) of Regulation S-X to separately disclose revenue from products and services on the face of your statement of operations.
12. Please expand your disclosures to further explain how you determine the stand-alone selling price for the content available for download. Refer to ASC 606-10-50-20.
Note 11 Stock-Based Compensation, page F-25

13. Please revise to disclose the total compensation cost related to non-vested awards not yet recognized and the weighted average period over which it is expected to be recognized, as of the most recent balance sheet date included in the filing. Refer to ASC 718-10-50-2i.
14. Please provide us with a breakdown of all stock-based compensation awards granted in fiscal 2020 including the fair value of the underlying stock used to value such awards. To the extent there was any significant fluctuations in the fair values, please describe for us
 Alicia Dietzen
KnowBe4, Inc.
January 6, 2021
Page 4
       the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Also, disclose any share-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact, if material. Refer to ASC
855-10-50-2.
General

15. Please supplementally provide us with copies of all written communications, as defined in
       Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Section 5(d), whether or not they retain copies of the communications.
        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff
Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameAlicia Dietzen
                                                             Division of
Corporation Finance
Comapany NameKnowBe4, Inc.
                                                             Office of
Technology
January 6, 2021 Page 4
cc:       Tony Jeffries, Wilson Sonsini Goodrich & Rosati
FirstName LastName